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                             May 21, 2024

       Michael Healy
       Chief Financial Officer
       Bloomin' Brands, Inc.
       2202 North West Shore Boulevard, Suite 500
       Tampa, FL 33607

                                                        Re: Bloomin' Brands,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Response dated May
7, 2024
                                                            File No. 1-35625

       Dear Michael Healy:

              We have reviewed your May 7, 2024 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 23, 2024 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Adjusted Net Income and Adjusted Diluted Earnings Per Share Non-GAAP Reconciliations,
       page 48

   1. We note your response to prior comment 1. Your non-GAAP share adjustments appear to have the effect of
changing the antidilutive provisions of FASB ASC 260-10-45 and are therefore considered
individually tailored. Please revise your future disclosure to remove the adjustments made to
exclude the dilutive effect of the shares to be issued upon
                                                        conversion of the 2025
Notes or further explain why you believe these are not tailored measures. Refer to
Question 100.04 of the Non-GAAP Financial Measures Compliance
                                                        and Disclosure
Interpretations.
 Michael Healy
Bloomin' Brands, Inc.
May 21, 2024
Page 2


       Please contact Tony Watson at 202-551-3318 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameMichael Healy                          Sincerely,
Comapany NameBloomin' Brands, Inc.
                                                         Division of
Corporation Finance
May 21, 2024 Page 2                                      Office of Trade &
Services
FirstName LastName